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Filed with Securities
And Exchange Commission                                     File Number 70-09485
On April 27, 1999



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                               AMENDMENT NO. 1 TO
                                    FORM U-1
                                   APPLICATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



                         Atlantic City Electric Company
                                 800 King Street
                              Wilmington, DE 19801
               (Name of company filing this statement and address
                         of principal executive office)



                                    Conectiv
                 (Name of top registered holding company parent)



                                Louis M. Walters
                                    Treasurer
                         Atlantic City Electric Company
                                 800 King Street
                              Wilmington, DE 19899

                    (Name and address of agents for service)



The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

Randall V. Griffin, Esq.                                Joyce Koria Hayes, Esq.
        Conectiv                                            7 Graham Court
    800 King Street                                        Newark, DE 19711
  Wilmington, DE 19899



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     The Application as previously filed is hereby amended as follows:

     Changes to second paragraph of Item 1(e) Statement Pursuant to Rule 54:

     Rule 53 requires that the aggregate investment in EWGs and FUCOs not exceed 50% of a system's consolidated retained earnings. Conectiv and its subsidiaries will not make any investments in EWGs and FUCOs that cause it to exceed that limitation, unless the Commission otherwise authorizes. Currently, Conectiv has one insignificant indirect interest in an EWG. DCTC-Burney, Inc., an indirect subsidiary of Conectiv, holds a 45% direct and indirect interest in Burney Forest Products, A Joint Venture, which is an EWG. DUE TO EARNINGS OF THE EWG THAT HAVE NOT BEEN DISTRIBUTED, THE NET BOOK INVESTMENT IN THE EWG IS $5.065 MILLION. HOWEVER, THERE HAS BEEN NO ADDITIONAL POST-MERGER INVESTMENT IN THIS EWG BY CONECTIV OR A SUBSIDIARY.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                         Atlantic City Electric Company



                                         By: /s/ Louis M. Walters
                                             --------------------
                                               Louis M. Walters
                                               Treasurer

                                         Dated:  April 26, 1999